FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934


                         For the month of August 2004
                                4 August 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                          Form 20-F X        Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                            Yes                No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                 EXHIBIT INDEX

EXHIBIT NO. 1 Press release of British Sky Broadcasting Group plc announcing year end results released on 4 August 2004



                                                                   4 August 2004


                      BRITISH SKY BROADCASTING GROUP PLC

                 Announcement of new long-term growth strategy

- Group sets new long-term operating targets:

   -10 million direct-to-home ("DTH") subscribers in 2010
   -Multiroom penetration of 30% of DTH subscribers in 2010
   -Sky+ penetration of 25% of DTH subscribers in 2010

- Growth to be characterised by sustained and substantial profitability throughout the period

- Programme of up to GBP450 million additional capital investment over the next four years in infrastructure to support growth

- Financial strategy to include return of surplus capital to shareholders in addition to ordinary dividends

- Details of new strategy to be presented at 9.00 a.m. this morning


            Announcement of results for the year ended 30 June 2004

- 7.4 million DTH subscribers at 30 June 2004, up 81,000 in the quarter

- Total revenues increases by 15% to GBP3,656 million

- Operating profit before goodwill and exceptional items increases by 65% to GBP600 million

- Profit after tax increases by 75% to GBP322 million

- Earnings per share before goodwill and exceptional items of 18.3 pence, up 8.1 pence

- Proposed final dividend payment of 3.25 pence per share generating a full year total dividend of 6.0 pence per share.

- Free cashflow of GBP676 million reduces net debt to GBP429 million

Commenting on the announcement, James Murdoch, Chief Executive said:

"This has been a year of good progress for BSkyB. We have reported the second full year of positive earnings since the launch of Sky digital and strong cash generation, confirming that the Group is in robust financial health with clear momentum on which to build for the future. Today's announcement of new long-term growth targets and a return of cash to shareholders demonstrates our confidence in the exciting growth potential of this business and our ongoing commitment to deliver value to shareholders. The framework that we are setting out today is one that is designed not only to ensure sustained and substantial profitability for the business, but also to position the Group to continue to be a dynamic leader in the rapidly evolving UK digital television sector."

Enquiries:

Analysts/Investors:

Neil Chugani                        Tel:                   020 7705 3837
Andrew Griffith                     Tel:                   020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles                        Tel:                  020 7705 3267
Robert Fraser                        Tel:                  020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew                      Tel:                  020 7251 3801

James Murdoch, Chief Executive of BSkyB, will be giving a detailed strategy presentation and answering questions for analysts and investors at 09.00 a.m.
(BST) today at The Old Billingsgate Market, 16 Lower Thames Street, London, EC3R 6DX and to press at 11.30 a.m. at the same venue.

The strategy presentation will be webcast live and will be available at www.sky.com/corporate

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.


PART I

STRATEGIC UPDATE

The Group has made significant progress towards the achievement of its existing short-term operating and financial targets and has attained a position of robust financial health. The Group now considers it appropriate to set out its strategy for the next phase of its growth.

Accordingly, the Chief Executive, James Murdoch, will today set out the Group's strategy to maximise value for shareholders by focusing on profitable subscriber growth. Sky will today announce the following new long-term operating targets:

- 10 million DTH subscribers in 2010;
- Multiroom penetration of 30% of DTH subscribers in 2010; and
- Sky+ penetration of 25% of DTH subscribers in 2010.

In the interim, the Group remains on track to meet its 8 million DTH subscriber target and its GBP400 ARPU target, both by December 2005.

The key themes of the presentation will be as follows:

The significant long-term potential for growth of pay television in the UK and Ireland

At 30 June 2004, pay television penetration of households in the UK and Ireland was 43%. The Group believes that, in the long-term, pay television penetration will be around 80% of UK television households. This implies that, over time, a further 10 million homes are expected to take pay television services. The Group believes that this view is supported by evidence from other television markets, particularly in the US; by demographic factors, including generational differences in the take-up of pay television; and by current and prospective technological advances and enhancements, such as the development of the Personal Video Recorder ("PVR") and high definition television. Sky is well placed to benefit from this growth.

The role and growth profile of free to air (FTA) digital reception

The Group believes that the development of digital television in the UK will be characterised by two distinct trends operating over different timescales, before reaching long-term equilibrium:

- The migration of FTA analogue homes to FTA digital reception equipment, over the next six to eight years, based on current expectations as to the timing of analogue terrestrial switch off ("Switch Off"); and

- The continuing long-term migration from FTA services to pay television, expected to take another 15 years to reach equilibrium. The Group believes that equilibrium represents maturity of the market when UK pay television penetration will be around 80% of households.

Between now and Switch Off, the Group expects rapid take up of digital FTA penetration as the replacement cycle for FTA analogue reception equipment is stimulated by the prospect of Switch Off.

Throughout this period and irrespective of the date of Switch Off, the long-term migration of FTA homes to pay television is expected to continue.

This means that after rapid growth in the next few years, digital FTA is likely to peak before falling back to around 20% over time, with the balance migrating to pay television.

Sky's clear strategies to stimulate consumer take up of pay television services

Given the size of the potential opportunity, Sky's focus will be on raising the rate of subscriber growth by addressing the key barriers to consumer take-up. The Group has several initiatives in place to address these barriers. These include:

- Reintroducing the Sky Brand;
- Emphasizing the broad range of existing entry points to pay television in terms of available packages;
- Improving segmentation of the addressable market by using a new prospects database which will facilitate more targeted marketing;
- Continuing disciplined investment in "must-see" programming;
- Introducing a wider range of new products, such as enhanced versions of Sky+ and a new high definition television service;

Sky believes that through innovative marketing initiatives, designed to address misconceptions about its services identified through extensive consumer research, most of the barriers to take up can be overcome with relatively few changes to its existing product proposition. The Group intends to invest in future growth by a sustained increase in its above-the-line marketing expenditure, which will initially rise by between 40% and 50% in 2005. Subscriber acquisition cost is expected to increase marginally in the short-term and by around 10% in the medium-term.

The investment requirements of the business during this phase of growth and the implications for the future development of the Group's profitability

The new growth strategies identified are designed to deliver improved subscriber and turnover growth and to drive significant long-term value. As a result, the Group intends to invest in the short-term to deliver this long-term growth. Consequently, the Group expects a short-term compression in operating margin in 2006, but expects to generate significant operating margin growth from 2007 onwards, thus creating a highly profitable business with greater scale in the longer-term.

In order to support its growth strategy, the Group announces the following capital expenditure programmes:

- Customer Relationship Management - The Group intends to continue the programme of work started in 2002, to maintain its first class customer service which is fundamental to the future of the business.

- Property - The Group intends to invest in a property programme to ensure that its Osterley campus is a flexible, efficient and environmentally-friendly place to work, and fully scalable with the long-term growth and expansion of the business.

- Advanced Technology Centre - The Group is currently building this facility as the final part of its business continuity programme to mitigate further any single points of failure in its Broadcast Network.

- Increased contact centre capacity and training facility - The Group has identified the need to increase capacity at its call centres to service future subscriber growth. The Group is also planning to build a new training centre for its customer-facing staff, that will help keep customer service standards at the forefront of the industry.

The capital expenditure on these projects is expected to total GBP450 million, which will be incurred over the next four years; this will be in addition to core capital expenditure, which is expected to remain at around GBP100 million annually. The peak of this expenditure is expected in 2005.

The Group's intention to return surplus capital to shareholders

Following this review of long-term strategy and the investment requirements of the business, the Board is considering the appropriate financial strategy and capital structure for the next phase of Sky's growth. This financial strategy will be consistent with the Group's desire to maintain an investment grade credit rating and retain financial flexibility going forward. The financial strategy is also expected to include returns to shareholders in addition to the ordinary dividend that was resumed earlier this year.

The proposed final dividend of 3.25 pence per share will result in a total dividend of 6 pence per share for the 2003/04 financial year. The Board expects to adopt a progressive dividend policy and intends that the total ordinary dividend in 2004/05 will grow broadly in line with Group earnings.

The Board is considering additional mechanisms to allow further distributions to shareholders in due course. As a first step, the Board intends to take advantage of the opportunity presented by November's Annual General Meeting by proposing resolutions renewing the annual authority previously granted to it by shareholders to buy back up to 5% of its issued ordinary share capital. If approved, the Group expects to utilise a proportion of the share repurchase authority during the remainder of the current financial year, subject to market conditions.

The Board also intends to put in place a Scheme of Arrangement that will enable additional returns of cash to shareholders by way of special dividends or share buy-backs in future and expects to put proposals to shareholders in due course.

PART II

FINANCIAL RESULTS FOR THE PERIOD TO 30 JUNE 2004

OVERVIEW

Sky has delivered another year of strong financial results, producing its second full year of positive earnings since the launch of Sky digital. This has been driven by double-digit revenue growth and strong operational gearing. Key operational metrics of subscriber growth, churn and ARPU for the quarter were negatively affected by the exceptionally strong confluence of sports programming on the BBC and ITV in the quarter. The European Football Championship Finals 2004 and the Wimbledon Tennis Championships were both broadcast in June 2004 and accentuated seasonal trends in subscriber behaviour.

Total revenues for the twelve months ending 30 June 2004 ("the year") increased by 15% over the twelve months to 30 June 2003 ("the comparable period") to GBP3,656 million. Total operating costs before goodwill and exceptional items increased by 8% to GBP3,056 million, generating an operating profit before goodwill and exceptional items of GBP600 million. The operating profit margin before goodwill and exceptional items was 16.4%, up from 11.4% in the comparable period.

Profit after tax increased by GBP138 million to GBP322 million. Earnings per share before goodwill and exceptional items was 18.3 pence, representing an increase of 79% on the comparable period.

OPERATING REVIEW

At 30 June 2004, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,355,000, representing a net increase of 81,000 subscribers in the three months to 30 June 2004 ("the quarter"). The mix of packages taken by subscribers continues to be weighted towards premium packages, with 52.4% of all DTH subscribers taking the top tier Sky World package at the end of the year, a decline of just one percentage point from the level of 53.4% at 30 June 2003.

The total number of households in the UK and Ireland receiving one or more Sky channels increased to over 14 million in the quarter. This was driven by DTH growth, a small increase in the number of households subscribing to a television service via cable, and an increase in the number of households receiving the Freeview free-to-air ("FTA") digital terrestrial channels, as FTA-only homes continued to replace analogue with digital reception equipment.

Sky announced on 9 June 2004 that it will be introducing a Free Satellite service, offering access to almost 200 television and radio channels and interactive services, to be available later this year, without a monthly subscription fee. Consumers will be able to purchase a package of reception equipment, including a viewing card and professional installation, direct from Sky for a cost of approximately GBP150. This offers an easy upgrade path to a Sky subscription for viewers who choose subsequently to add a pay television service to their viewing options.

DTH churn for the year stands at 9.7%. The modest increase on last quarter's churn figure is partly attributable to the concentration of sport on the terrestrial channels during summer 2004.

Annualised average revenue per DTH subscriber ("ARPU") in the quarter was GBP380, an increase of GBP14 over the three months to 30 June 2003. The Group expects the next increase in ARPU to take place during the second quarter of the 2005 financial year as a result of the recently announced changes in UK and Ireland retail pricing, which start to become effective from September 2004.

The number of Sky+ households continued to grow strongly, increasing by 75,000 in the quarter to reach 397,000. Sky+ continues to drive new subscribers to Sky, with 22% of new Sky+ customers in the quarter being new to Sky digital. The growth in Sky+ penetration continues to drive the uptake of the Multiroom product, with the number of households taking two or more digiboxes increasing from 270,000 to 293,000 in the quarter.

Programming

Multichannel television's combined share of total television audience continues to grow, increasing by 9% over the previous year to 26% in the quarter, and overtaking BBC1's share (25%) for the first time ever, according to viewing figures from the Broadcasters' Audience Research Board ("BARB") at 30 June 2004. Despite the intense competition in the quarter from one-off events on terrestrial channels, the viewing share of Sky channels across all UK television homes has been maintained comfortably above 6%.

Sky Sports enjoyed another strong year, with an 11% increase in viewing share across UK television homes over the comparable period. The fourth quarter delivered further strong audience figures, with eight live football finals shown in just 14 days during May, including Sky's first UEFA Champions League Final. The quarter also brought the climax of the Heineken Cup, Rugby Union's premier European competition, and the conclusion of the England cricket team's successful West Indies tour.

The 2004/05 football season, which starts in August 2004, will be the most televised on Sky Sports, with viewers offered over 450 live matches. With the commencement of the new Football Association Premier League broadcast contracts, Sky Sports will now show 88 live games from the Barclays Premiership, up from 66, and an additional 50 live Premiership games, up from 40, will be offered on the pay-per-view service, PREMPLUS. A new interactive service, Football First, will offer one match per week in full on a delayed basis plus extended highlights of every match played that day. Sky digital viewers can choose which game they watch through the interactive service, Sky Sports Active.

Sky Movies' viewing share for the quarter was 3.2% in multichannel homes. Over the Easter weekend, the multi-start premiere of 'Harry Potter and the Chamber of Secrets' achieved a total audience of over 900,000 viewers. Following the success of shows from the US such as 'Nip/Tuck' and '24', Sky One continues to add unique programming with the HBO production, 'Deadwood', to be launched exclusively on Sky One in September 2004, and 'Battlestar Gallactica'. Significant one-off events continue to differentiate Sky One, with 'Rebecca
Loos: My Story' attracting 1.7 million viewers in April, and an episode of 'The Simpsons' featuring Tony Blair also attracting over one million viewers.

Sky was awarded the contract to supply five with its news service in March 2004, and Sky News launched a dedicated news service for Ireland on 10 May 2004. One of the highlights in the quarter was Sky News' coverage of the celebrations of the 60th anniversary of D-Day.

FINANCIAL REVIEW

Turnover

Total revenues grew by 15% on the comparable period to GBP3,656 million, reflecting continued growth in the average number of DTH subscribers, the second successive year of double-digit advertising revenue growth, and higher interactive revenues.

DTH revenues for the year increased by 14% from GBP2,341 million for the comparable period to GBP2,660 million. This was principally due to the 10% growth in the average number of DTH subscribers and the 4% increase in average DTH revenue per subscriber.

Advertising revenues continued to outperform the advertising market, increasing by 10% on the comparable period to GBP312 million, principally due to growth of 6% in the Group's share of total UK advertising revenues. The Group remains confident of outperforming UK advertising market growth for the remainder of this calendar year.

Wholesale revenues increased to GBP215 million for the year, an increase of 6% on the comparable period. This was mainly attributable to the one-off receipt of audit monies from ntl as disclosed in the first quarter, and increases to the average revenue per subscriber resulting from changes to wholesale pricing from January 2004.

Total interactive revenues, which includes both Sky Active revenues and betting revenues, increased by 41% to GBP307 million.

Sky Active revenues increased by 15% on the comparable period to GBP116 million. This was due to a combination of increases in retail revenues through SkyBuy, third party betting, revenues from interactive advertising, premium rate telephony revenues and platform access fees paid by third party broadcasters and interactive service providers.

SkyBet revenues increased by 63% on the comparable period to GBP191 million, driven mainly by the 85% increase in the total number of bets placed across all platforms. Consequently, betting costs, which include payouts, duty, levies and taxes, increased by GBP67 million to GBP175 million.

Programming costs

Programming costs for the year increased by GBP107 million on the comparable period to GBP1,711 million. Gross margin (total revenues less total programming costs) for the year increased to 53.2% from 49.7% in the comparable period.

Sports costs, which accounted for 75% of the total increase in programming costs, grew by GBP80 million to GBP803 million, driven by contractual increases in rights costs and the addition of UEFA Champions League football this season.

A decrease in movie costs of GBP4 million on the comparable period to GBP393 million reflected continued weakness of the US dollar and therefore a favourable movement in the average rate at which the Group was able to purchase dollars versus the comparable period. These savings were partially offset by increased subscriber volumes and pricing increases in certain studio contracts.

Third party channel costs increased by GBP9 million on the comparable period to GBP360 million. Increases due to the 10% increase in the volume of DTH subscribers and new channels added to the platform, were partially offset by savings resulting from contractual renegotiations as the Group renewed carriage deals with MTV, Nickelodeon, Paramount, Music Choice, E4, Film Four and Eurosport. As a result, the aggregate monthly cost of third party channels for the fourth quarter was GBP4.19 per subscriber, a reduction of 43 pence since its peak at 31 December 2002.

Entertainment and News costs increased by GBP22 million on the comparable period to GBP155 million. This was mainly due to re-evaluation of entertainment programme stock balances during the year which resulted in the acceleration of certain amortisation charges totalling GBP17 million, in accordance with the Group's policy in respect of programme stock accounting.

Other operating costs

Marketing costs for the year were GBP396 million, a decrease of GBP4 million on the comparable period. This decrease was predominantly driven by a GBP22 million reduction in acquisition marketing costs to GBP256 million, due to lower set-top box unit prices and fewer installations. Retention marketing also decreased by GBP2 million on the comparable period to GBP32 million. These decreases were partly offset by increased above-the-line expenditure, up GBP10 million on the comparable period to GBP49 million, and other marketing costs up GBP10 million to GBP59 million, as a result of the Sky+ and programming campaigns which have been run this year. Average subscriber acquisition costs ("SAC") remained around GBP200 for the year.

Subscriber management costs, which include Customer Relationship Management ("CRM") costs, supply chain costs, and associated depreciation, increased by GBP47 million on the comparable period to GBP371 million. Supply chain costs, including the cost of goods sold in respect of Sky+ and Multiroom set-top boxes, represent 70% of the increase, reflecting the strong growth in Sky+ customers during the year. Also included within supply chain costs is the cost of stock for SkyBuy, the Group's retail operation, which increased by GBP12 million in the year. CRM costs represent 19% of the increase in subscriber management costs, but the CRM cost per subscriber has declined by 3%. Depreciation costs increased by GBP5 million on the comparable period, mainly due to increased depreciation in respect of CRM assets.

Transmission and related costs increased by GBP3 million on the comparable period to GBP146 million.

Administration costs before goodwill and exceptional items increased by GBP14 million on the comparable period to GBP257 million, due mainly to increased technology and facilities costs and costs resulting from increased compliance obligations.

Goodwill

Goodwill amortisation decreased by GBP2 million on the comparable period to GBP119 million. This was principally due to the GBP5 million provision made in the comparable period against goodwill which originally arose on the acquisition of OPTA Index Limited.

Exceptional items

Total exceptional items for the year amounted to a net credit of GBP75 million. This consists of a GBP49 million profit on disposal of the Group's 20% shareholding in QVC (UK); a profit on disposal of GBP2 million and a provision release of GBP33 million relating to the Group's sale of its 9.9% shareholding in Manchester United plc; partly offset by a GBP9 million provision against the Group's remaining football club investments, as disclosed in the second quarter.

Joint ventures and associates

The Group's share of the net operating losses of joint ventures and associates before goodwill increased to GBP5 million in the year. This mainly reflects a one-off write down of GBP11 million by attheraces ("ATR") in respect of capitalised infrastructure costs and media rights prepayments.

On 30 April 2004, Sky and Arena Leisure plc acquired Channel 4's shares and loan notes in ATR, increasing the Group's shareholding to 50%. At the same time, the shareholder loans were capitalised, giving rise to negative goodwill of GBP11 million which was immediately released to the profit and loss account. The remaining joint ventures' goodwill amortised during the year principally relates to goodwill that arose from the purchase of a 50% stake in Artsworld in December 2003.

Interest

Total net interest payable for the year decreased by GBP33 million on the comparable period to GBP81 million as a result of the lower level of indebtedness. On 29 June 2004, a GBP200 million tranche of the Group's revolving credit facility, which was undrawn at this date, matured in accordance with its terms, leaving total available facilities going forward of GBP600 million. The GBP600 million facility, which was also undrawn as at 30 June 2004, is due to mature in March 2008.

Taxation

The total net tax charge for the period of GBP158 million includes a current tax charge of GBP127 million and a deferred tax charge of GBP34 million, offset by a GBP3 million net adjustment in respect of prior years. Excluding the effect of goodwill, joint ventures and exceptional items, the Group's underlying effective tax rate on ordinary activities was 30% during the period.

After removing the effect of deferred tax, the Group's share of joint ventures' tax, and prior year adjustments, the mainstream corporation tax liability for the period was GBP124 million. After utilising all the Group's remaining Advanced Corporation Tax, this was reduced to GBP70 million. At 30 June 2004, GBP35 million had been paid, with the balance of GBP35 million due for payment by 31 December 2004.

Earnings

The profit after tax for the year was GBP322 million. Earnings per share before goodwill and exceptional items was 18.3 pence compared to 10.2 pence (restated for the application of UITF 38) for the comparable period. At 30 June 2004, the total number of shares outstanding was 1,941,712,786.

Cashflow

Earnings before interest, tax, depreciation and amortisation ("EBITDA") before exceptional items increased by 52% on the comparable period to GBP702 million. With an additional GBP180 million of cash inflow, principally from a GBP182 million movement in working capital due to the timing of payments to third party channels and movie studios, the timing of DTH revenue collection, and the unwinding of programming prepayments, the Group generated an operating cash inflow of GBP882 million. This represents the conversion of 147% of operating profit before goodwill and exceptional items to operating cash inflow. After taking into account cash outflows, principally comprising capital expenditure of GBP132 million; net interest payments of GBP82 million; tax paid of GBP58 million (which includes GBP20 million relating to the 2003 financial year and GBP3 million consortium relief); dividends paid to shareholders in April 2004 of GBP53 million; and one-off receipts from the sale of the Group's shareholding in QVC (UK) (GBP49 million), Manchester United plc (GBP62 million) and Chelsea Village plc (GBP6 million), the Group reduced net debt by GBP676 million, from GBP1,105 million at 30 June 2003 to GBP429 million at 30 June 2004.

Dividend

In the light of the Group's continued strong cashflow generation, the Board proposes a final dividend of 3.25 pence per share, payable on 19 November 2004 to shareholders on the register on 29 October 2004, subject to approval of shareholders at the Annual General Meeting in November 2004.

CORPORATE

On 23 June 2004, British Sky Broadcasting Group plc (the "Company") announced the appointment of Jeremy Darroch as its new Chief Financial Officer. Mr Darroch, replacing Martin Stewart who leaves his post today, will take up his post on 16 August 2004.

On 15 June 2004, the Company announced that Nicholas Ferguson, Chief Executive Officer of SVG Capital, a publicly-quoted private equity group, had been appointed as an independent non-executive Director of the Company with effect from 15 June 2004, and that Andy Higginson, Finance and Strategy Director of Tesco plc, will join the Board as an independent non-executive Director with effect from 1 September 2004.

As a result of the recommendations made by the Corporate Governance Committee chaired by Lord Wilson of Dinton, the Board announced a series of changes to the composition of its committees on 15 June 2004. The Board also published a revised Memorandum on Corporate Governance and revised terms of reference for each of the Board's standing committees.


The Group anticipates issuing and serving a claim in the near future for a material amount against an information and technology solutions provider, which had provided services to the Group as part of the Group's investment in CRM software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, advertising revenue growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cashflow generation, SAC and marketing expenditure, capital expenditure programmes and proposals for rewarding shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report on Form 20-F for the year ended 30 June 2003. Copies of the Annual Report on Form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1

Subscribers to Sky Channels

                                                As at 30/06/03   As at 30/06/04

DTH digital homes1,2                                6,845,000        7,355,000

Total TV homes in the UK and Ireland3,4            26,154,000       26,066,000

Total Sky digital homes as a percentage of                 26%              28%
total UK and Ireland TV homes

Cable - UK                                          3,266,000        3,321,000
Cable - Ireland                                       605,000          574,000
Total Sky pay homes                                10,716,000       11,250,000
DTT - UK 5                                          1,510,000        3,084,000
Total Sky homes                                    12,226,000       14,334,000

Total Sky homes as a percentage of total UK                47%              55%
and Ireland TV homes

Sky+ homes                                            105,000          397,000

Multiroom homes6                                      165,000          293,000


1: Includes DTH subscribers in Republic of Ireland (323,000 as at 30 June 2004). 2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions).
3: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at June 2004). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September 2004 (latest figures as at July
   2003).
4: 2001 UK Census data was incorporated into the BARB data in January 2004, resulting in a revised figure for total UK homes.
5: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 July 2004). These figures may include Sky or Cable homes that already take multichannel TV.
6: Multiroom includes households subscribing to more than one set-top box. (No additional units are counted for the second or any subsequent multiroom subscriptions.)

Consolidated Profit and Loss Account for the year ended 30 June 2004

                                                                                 Before
                                      Before                               goodwill and
                                goodwill and   Goodwill and                 exceptional    Goodwill and         2003
                                 exceptional    exceptional         2004          items     exceptional        Total
                                       items          items        Total    as restated*          items  as restated*
                                        GBPm           GBPm         GBPm            GBPm           GBPm          GBPm
                       Notes       (audited)       (audited)    (audited)       (audited)      (audited)     (audited)

Group and share of
joint ventures'
turnover                               3,738               -        3,738           3,263               -       3,263
Less: share of joint                     (82)              -          (82)            (77)              -         (77)
ventures' turnover
Group turnover             1           3,656               -        3,656           3,186               -       3,186
----------------------------------------------------------------------------------------------------------------------
Operating expenses,
net                        2          (3,056)           (119)      (3,175)         (2,822)           (116)     (2,938)
----------------------------------------------------------------------------------------------------------------------
EBITDA                    18             702               -          702             462               5         467

Depreciation                            (102)              -         (102)            (98)              -         (98)
Amortisation                               -            (119)        (119)              -            (121)       (121)
----------------------------------------------------------------------------------------------------------------------
Operating profit                         600            (119)         481             364            (116)        248
----------------------------------------------------------------------------------------------------------------------
Share of joint
ventures' and
associates' operating
results                    3              (5)             10            5               3               -           3
Profit on disposal of
fixed asset
investments                4               -              51           51               -               -           -
Amounts written back
to (written off)
fixed asset
investments, net           4               -              24           24               -             (15)        (15)
Profit on ordinary
activities before
interest and
taxation                                 595             (34)         561             367            (131)        236
----------------------------------------------------------------------------------------------------------------------
Interest receivable
and similar income         5              10               -           10               4               -           4
Interest payable and
similar charges            5             (91)              -          (91)           (118)              -        (118)
Profit on ordinary
activities before
taxation                                 514             (34)         480             253            (131)        122
----------------------------------------------------------------------------------------------------------------------
Tax (charge) credit
on profit on ordinary
activities                 6            (158)              -         (158)            (59)            121          62
Profit on ordinary
activities after
taxation                                 356             (34)         322             194             (10)        184
----------------------------------------------------------------------------------------------------------------------
Equity dividends           7                                         (116)                                          -
Retained profit for
the financial year        16                                          206                                         184
----------------------------------------------------------------------------------------------------------------------
Earnings per share -
basic                      8            18.3p           (1.7p)       16.6p           10.2p           (0.6p)       9.6p
Earnings per share -
diluted                    8            18.3p           (1.7p)       16.6p           10.0p           (0.5p)       9.5p
----------------------------------------------------------------------------------------------------------------------

*The full year results for 2003 have been restated following the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP trusts" ("UITF 38"). UITF 38 requires that the Company's shares held by the Group's Employee Share Ownership Plan ("ESOP"), which were previously held within fixed asset investments, be presented as a deduction from shareholders' funds. In addition, the charge to the profit and loss account in relation to awards under the Long-Term Incentive Plan ("LTIP"), the Key Contributor Plan ("KCP") and the Equity Bonus Plan ("EBP"), which was previously based on the cost of shares held by the ESOP, is now based on the difference between the market price on the date of grant and the exercise price. The adoption of UITF 38 has been treated as a prior year adjustment with comparative figures being restated accordingly.

There were no recognised gains or losses in either year other than those included within the profit and loss account, with the exception of a prior period adjustment in respect of adoption of UITF 38. The cumulative effect of this adjustment was a GBP12 million reduction to the brought forward profit and loss reserve at 1 July 2003.

Details of movements on reserves are shown in note 16.

The accompanying notes are an integral part of this consolidated profit and loss account.

All results relate to continuing operations.

Consolidated Profit and Loss Account for the three months ended 30 June 2004

                                                                 Three                                   Three months
                                                                months         Before                        ended 30
                                Before                        ended 30   goodwill and                            June
                          goodwill and    Goodwill and            June    exceptional    Goodwill and            2003
                           exceptional     exceptional            2004          items     exceptional           Total
                                 items           items           Total    as restated*          items     as restated*
                                  GBPm            GBPm            GBPm            GBPm           GBPm             GBPm
                            (unaudited)     (unaudited)     (unaudited)     (unaudited)    (unaudited)      (unaudited)

Group and share of joint
ventures' turnover                 979               -             979             875               -             875
Less: share of joint
ventures' turnover                 (20)              -             (20)            (20)              -             (20)
Group turnover                     959               -             959             855               -             855
-----------------------------------------------------------------------------------------------------------------------
Operating expenses,
net                               (797)            (32)           (829)           (740)            (23)           (763)
-----------------------------------------------------------------------------------------------------------------------
EBITDA                             184               -             184             141               5             146
Depreciation                       (22)              -             (22)            (26)              -             (26)
Amortisation                         -             (32)            (32)              -             (28)            (28)
-----------------------------------------------------------------------------------------------------------------------
Operating profit                   162             (32)            130             115             (23)             92
-----------------------------------------------------------------------------------------------------------------------
Share of joint ventures'
and associates'
operating results                   (1)             10               9               2               -               2
Amounts written back to
fixed asset
investments                          -               -               -               -               3               3
Profit on ordinary
activities before
interest and taxation              161             (22)            139             117             (20)             97
-----------------------------------------------------------------------------------------------------------------------
Interest receivable and
similar income                       5               -               5               1               -               1
Interest payable and
similar charges                    (23)              -             (23)            (25)              -             (25)
Profit on ordinary
activities before
taxation                           143             (22)            121              93             (20)             73
-----------------------------------------------------------------------------------------------------------------------
Tax (charge) credit on
profit on ordinary
activities                         (42)              -             (42)            (38)            121              83
Profit on ordinary
activities after
taxation                           101             (22)             79              55             101             156
-----------------------------------------------------------------------------------------------------------------------
Equity dividends                                                   (63)                                              -
Retained profit for the
period                                                              16                                             156
-----------------------------------------------------------------------------------------------------------------------

Earnings per share -
basic                              5.2p           (1.1p)           4.1p            2.9p            5.2p            8.1p
Earnings per share -
diluted                            5.2p           (1.1p)           4.1p            2.8p            5.2p            8.0p
-----------------------------------------------------------------------------------------------------------------------

*The results for the three months ended 30 June 2003 have been restated following the adoption of UITF 38.

Consolidated Balance Sheet at 30 June 2004

                                                                           2003
                                                   2004             as restated*
                                                   GBPm                     GBPm
                           Notes              (audited)                (audited)

Fixed assets
Intangible fixed assets         9                   417                      536
Tangible fixed assets          10                   376                      346
Investments:
Investments in
associates                               1                     -
Investments : Share of
in joint    gross
ventures    assets                      72                    87
            : Share of
            gross
            liabilities                (45)                  (59)
            : Transfer to
            creditors                    5                     2
Total investments in
joint ventures and
associates                     11                    33                       30
--------------------------------------------------------------------------------
Other fixed asset
investments                    11                     2                       44
Total investments                                    35                       74
--------------------------------------------------------------------------------
                                                    828                      956
--------------------------------------------------------------------------------
Current assets
Stocks                         12                   375                      370
Debtors: Amounts falling
due within one year            13
- deferred tax asset                                 49                       31
- other                                             321                      363
                                                    370                      394
--------------------------------------------------------------------------------
Debtors: Amounts falling
due after more than one
year                           13
- deferred tax asset                                102                      159
- other                                              42                       64
                                                    144                      223
--------------------------------------------------------------------------------
Cash and liquid
resources:
- current asset
investments                                         173                        -
- cash at bank and in
hand                                                474                       47
                                                    647                       47
--------------------------------------------------------------------------------
                                                  1,536                    1,034
--------------------------------------------------------------------------------
Creditors: Amounts
falling due within one
year                           14                (1,170)                    (967)

Net current assets                                  366                       67
--------------------------------------------------------------------------------
Total assets less current
liabilities                                       1,194                    1,023
--------------------------------------------------------------------------------
Creditors: Amounts
falling due after more
than one year
- long-term borrowings         15                (1,076)                  (1,152)
- accruals and deferred
income                         15                   (28)                     (20)
                                                 (1,104)                  (1,172)
--------------------------------------------------------------------------------
Provisions for
liabilities and charges                               -                       (3)
                                                     90                     (152)
--------------------------------------------------------------------------------
Capital and reserves -
equity
Called-up share capital        16                   971                      969
Share premium                  16                 1,437                    2,536
Shares to be issued            16                     -                        3
ESOP reserve                   16                   (30)                     (35)
Merger reserve                 16                   222                      299
Special reserve                16                    14                        -
Profit and loss account        16                (2,524)                  (3,924)
Shareholders' funds            16                    90                     (152)
(deficit)
--------------------------------------------------------------------------------


*The balance sheet as at 30 June 2003 has been restated following the adoption of UITF 38.

The accompanying notes are an integral part of this consolidated balance sheet.


Consolidated Cash Flow Statement for the year ended 30 June 2004

                                                             2004         2003
                                                             GBPm         GBPm
                                              Notes     (audited)    (audited)


Net cash inflow from operating activities      17a            882          664
------------------------------------------------------------------------------
Dividends received from joint ventures                          4            4
------------------------------------------------------------------------------
Returns on investments and servicing of
finance
Interest received and similar income                            7            3
Interest paid and similar charges                             (89)        (127)
Interest element of finance lease payments                      -           (1)
Net cash outflow from returns on investments
and servicing of finance                                      (82)        (125)
------------------------------------------------------------------------------
Taxation
UK corporation tax paid                                       (55)         (18)
Consortium relief paid                                         (3)           -
Net cash outflow from taxation                                (58)         (18)
------------------------------------------------------------------------------
Capital expenditure and financial
investment
Payments to acquire tangible fixed assets                    (132)         (98)
Receipts from sales of fixed asset
investments                                                   116            1
Net cash outflow from capital expenditure and
financial investment                                          (16)         (97)
------------------------------------------------------------------------------
Acquisitions and disposals
Funding to joint ventures and associates                       (5)         (15)
Repayments of funding from joint ventures and
associates                                                      6            5
Net cash inflow (outflow) from acquisitions
and disposals                                                   1          (10)
------------------------------------------------------------------------------
Equity dividends paid                                         (53)           -

Net cash inflow before management of liquid
resources and financing                                       678          418
------------------------------------------------------------------------------
Management of liquid resources                 17c           (511)           1
------------------------------------------------------------------------------
Financing
Proceeds from issue of Ordinary Shares                         20            5
Purchase of own shares for ESOP                               (22)           -
Capital element of finance lease payments      17b             (1)          (2)
Net decrease in debt due after more than one   17b            (75)        (425)
year
Net cash outflow from financing                               (78)        (422)
------------------------------------------------------------------------------
Increase (decrease) in cash                    17c             89           (3)
------------------------------------------------------------------------------
Decrease in net debt                           17c            676          423
------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated cash flow statement.

1.        Turnover

                                                        2004              2003
                                                        GBPm              GBPm
                                                   (audited)         (audited)

Direct-to-home subscribers                             2,660             2,341
Cable subscribers                                        215               202
Advertising                                              312               284
Interactive                                              307               218
Other                                                    162               141
                                                       3,656             3,186
------------------------------------------------------------------------------

2.        Operating expenses, net


                                                                      Before
                          Before                                goodwill and
                    goodwill and    Goodwill and                 exceptional     Goodwill and          2003
                     exceptional     exceptional         2004          items      exceptional         Total
                           items           items        Total    as restated            items   as restated
                            GBPm            GBPm         GBPm            GBPm            GBPm          GBPm
                        (audited)       (audited)    (audited)       (audited)       (audited)     (audited)

Programming (i)            1,711               -        1,711           1,604               -          1,604
Transmission and
related functions
(i)                          146               -          146             143               -            143
Marketing                    396               -          396             400               -            400
Subscriber
management                   371               -          371             324               -            324
Administration               257             119          376             243             116            359
Betting                      175               -          175             108               -            108
                           3,056             119        3,175           2,822             116          2,938
------------------------------------------------------------------------------------------------------------

(i) The amounts shown are net of GBP11 million (2003: GBP12 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP28 million (2003: GBP26 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3.        Share of joint ventures' and associates' operating results

Goodwill

A credit of GBP11 million arose on the write back of negative goodwill which had arisen on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited in April 2004, taking the Group's stake in Attheraces to 50%. The remaining net GBP1 million charge relates to amortisation of goodwill arising on the acquisition of certain joint ventures and associates.

4. Exceptional items

                              Credit     Taxation                       Credit       Taxation
                              before     (charge)         2004         (charge)      (charge)       2003
                            taxation       credit        Total        taxation        credit       Total
                                GBPm         GBPm         GBPm            GBPm          GBPm        GBPm
                           (audited)    (audited)     (audited)       (audited)     (audited)   (audited)

Release of provision
against ITV Digital
programming debtors (iii)          -            -            -               5           (2)           3

Exceptional operating
items                              -            -            -               5           (2)           3
---------------------------------------------------------------------------------------------------------

Profit on disposal of
fixed asset investments
(i)                               51            -           51               -            -            -

Amounts written back to
(written off) fixed asset
investments, net (ii),
(iv)                              24            -           24             (15)           -          (15)
Recognition of deferred
tax asset (v)                      -            -            -               -          123          123
Total exceptional items           75            -           75             (10)         121          111
---------------------------------------------------------------------------------------------------------

2004

Other exceptional items

(i) Profit on disposal of fixed asset investments

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million.

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million.

(ii) Amounts written back to (written off) fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, due to the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

2003

Exceptional operating items

(iii) ITV Digital

The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement by the joint administrators of ITV Digital on 30 April 2002 of the closure of pay television services on the platform and their intention to close the administration. During 2003, the Group received GBP5 million from ITV Digital's administrators and released GBP5 million of its exceptional operating provision accordingly.

Other exceptional items

(iv) Amounts written off fixed asset investments, net

At 31 December 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP21 million. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3 million, following the agreement to sell its minority investment in July 2003.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5 million, and reduced both its investment and its provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP3 million, bringing the carrying value of the Group's investment in Open TV to nil. During February and March 2003, the Group disposed of its entire investment in Open TV shares, leading to a nil profit or loss on disposal.

(v) Recognition of deferred tax asset

At 30 June 2003, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there was sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of GBP123 million was recognised as an exceptional item.

5.        Interest

(a) Interest receivable and similar income

                                                             2004         2003
                                                             GBPm         GBPm
                                                        (audited)    (audited)

Group
Interest receivable on cash and liquid resources                8            2
Other interest receivable and similar income                    1            1
                                                                9            3
------------------------------------------------------------------------------
Joint ventures and associates
Share of joint ventures' and associates' interest
receivable                                                      1            1
------------------------------------------------------------------------------
Total interest receivable and similar income                   10            4
------------------------------------------------------------------------------

(b) Interest payable and similar charges

                                                             2004         2003
                                                             GBPm         GBPm
                                                        (audited)    (audited)

Group
On bank loans, overdrafts and other loans repayable
within five years, not by instalments:
- GBP200 million revolving credit facility
("RCF") (i)                                                     2            2
- GBP750 million RCF (ii)                                       -           27
- GBP600 million RCF (ii)                                       6            4
US$650 million of 8.200% Guaranteed Notes,
repayable in 2009                                              30           31
GBP100 million of 7.750% Guaranteed Notes,
repayable in 2009                                               8            8
US$600 million of 6.875% Guaranteed Notes,
repayable in 2009                                              30           30
US$300 million of 7.300% Guaranteed Notes,
repayable in 2006                                              14           14
Finance lease interest                                          -            1
Other interest payable and similar
charges                                                         -            1
                                                               90          118
------------------------------------------------------------------------------
Joint ventures and associates
Share of joint ventures' and associates'                        1            -
interest payable
------------------------------------------------------------------------------
Total interest payable and similar
charges                                                        91          118
------------------------------------------------------------------------------

(i) In March 2003, the Group voluntarily cancelled GBP100 million of its GBP300 million RCF. The remaining GBP200 million RCF expired without being renewed on 29 June 2004.

(ii) In March 2003, the Group entered into a GBP600 million RCF. This facility was used to cancel the previous GBP750 million RCF, which was entered into in July 1999. The facility is available for general corporate purposes, but was undrawn at 30 June 2004. It is due to expire in March 2008.

6.        Taxation

                                                                    Tax charge
                         Tax charge                                (credit) on
                        (credit) on                              profit before
                      profit before    Exceptional                 exceptional    Exceptional            2003
                        exceptional     tax charge          2004      items as     tax charge           Total
                              items        (credit)        Total      restated        (credit)    as restated
                               GBPm            GBPm         GBPm          GBPm            GBPm            GBPm
                           (audited)       (audited)    (audited)     (audited)       (audited)      (audited)

Current tax
UK corporation tax              127               -          127            85               2             87
Adjustment in respect
of prior years                   (8)              -           (8)            -               -              -
Total current tax
charge                          119               -          119            85               2             87
--------------------------------------------------------------------------------------------------------------
Deferred tax
Origination and
reversal of timing
differences                      34               -           34           (26)           (123)          (149)
Increase (decrease) in
estimate of recoverable
deferred tax asset in
respect of prior
years                             5               -            5            (2)              -             (2)
Total deferred tax
charge (credit)                  39               -           39           (28)           (123)          (151)
--------------------------------------------------------------------------------------------------------------
Share of joint
ventures' and
associates' tax
charge                            -               -            -             2               -              2
--------------------------------------------------------------------------------------------------------------
                                158               -          158            59            (121)           (62)
--------------------------------------------------------------------------------------------------------------

All taxation relates to UK corporation tax.

7.        Equity dividends

                                                             2004         2003
                                                        (audited)    (audited)
                                                             GBPm         GBPm

Interim dividend paid of 2.75p (2003: nil) per
Ordinary Share                                                 53            -
Final dividend proposed of 3.25p (2003: nil) per
Ordinary Share                                                 63            -
                                                              116            -
------------------------------------------------------------------------------

The ESOP has waived its rights to dividends.

8.        Earnings per share

                                                                                                                2003
                                                                                                                After
                                                              2004         Before                        goodwill and
                   Before                                    After   goodwill and                         exceptional
             goodwill and                             goodwill and     exceptional                              items
              exceptional                 Exceptional  exceptional           items             Exceptional         as
                    items    Goodwill           items        items     as restated   Goodwill        items   restated
                 (audited)  (audited)        (audited)    (audited)       (audited)  (audited)    (audited)  (audited)

Profit on
ordinary
activities
after
taxation          GBP356m    (GBP109m)          GBP75m      GBP322m         GBP194m   (GBP121m)     GBP111m    GBP184m
Earnings
per share
- basic             18.3p      (5.6p)            3.9p        16.6p           10.2p      (6.4p)        5.8p       9.6p
Earnings
per share -
diluted             18.3p      (5.6p)            3.9p        16.6p           10.0p      (6.2p)        5.7p       9.5p
---------------------------------------------------------------------------------------------------------------------

Earnings per share is shown calculated by reference to profits both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.

9.        Intangible fixed assets

The movement in the year was as follows:

                                                                      Goodwill
                                                                          GBPm
                                                                     (audited)

Net book value at 1 July 2003 (i)                                          536
Amortisation charge (ii)                                                  (119)
Net book value at 30 June 2004                                             417
------------------------------------------------------------------------------


(i) Goodwill of GBP272 million, GBP543 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with Group strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.

(ii) At 30 June 2004, the Group made a provision of GBP3 million, included within amortisation, against goodwill which arose on the acquisition of Planetfootball.com Limited (a company which provides website services to the sports industry), reducing the carrying value to nil. The provision was made as a result of an impairment review which showed that the expected future cash flows of the business would not support a carrying value for the goodwill.

10.     Tangible fixed assets

The movement in the year was as follows:

                                                       Equipment,    Assets in
                   Freehold land Short leasehold        fixtures      course of
                   and buildings    improvements    and fittings   construction        Total
                            GBPm            GBPm            GBPm           GBPm         GBPm
                       (audited)       (audited)       (audited)       (audited)     (audited)

Net book value as
at 1 July 2003                36              35             246              29          346
Additions                      -               -              61              72          133
Disposals                      -               -              (1)              -           (1)
Depreciation                  (1)             (3)            (98)              -         (102)
Net book value as
at 30 June 2004               35              32             208             101          376
-----------------------------------------------------------------------------------------------

11.     Fixed asset investments

                                                                          2003
                                                           2004    as restated
                                                           GBPm           GBPm
                                                      (audited)      (audited)

Investments in joint ventures and associates                 33             30
Other investments                                             2             44
Total fixed asset investments                                35             74
------------------------------------------------------------------------------

12.     Stocks

                                                          2004            2003
                                                          GBPm            GBPm
                                                     (audited)       (audited)

Television programme rights                                322             337
Set-top boxes and related equipment                         49              29
Raw materials and consumables                                2               2
Other goods held for resale                                  2               2
                                                           375             370
------------------------------------------------------------------------------

At least 87% (2003: 79%) of the existing television programme rights at 30 June 2004 will be amortised within one year.

13.       Debtors

                                                           2004           2003
                                                           GBPm           GBPm
                                                     (audited)      (audited)

Amounts falling due within one year
Trade debtors                                               165            171
Amounts owed by joint ventures and associates                 8             16
Amounts owed by other related parties                         2              -
Other debtors                                                 3              6
Prepaid programme rights                                     35             54
Prepaid transponder rentals                                  15             17
Advance corporation tax                                       -             40
Deferred tax asset                                           49             31
Other prepayments and accrued income                         93             59
                                                            370            394
------------------------------------------------------------------------------
Amounts falling due after more than one year
Prepaid programme rights                                      6              3
Prepaid transponder rentals                                  30             49
Deferred tax asset                                          102            159
Other prepayments and accrued income                          6             12
                                                            144            223
------------------------------------------------------------------------------

14.       Creditors: Amounts falling due within one year

                                                            2004          2003
                                                            GBPm          GBPm
                                                       (audited)     (audited)

Trade creditors                                              390           323
Amounts due to joint ventures and associates                   8             1
Amounts due to related parties                                40            25
UK corporation tax                                            48            28
VAT                                                           92            62
Social security and PAYE                                       8             -
Proposed dividend                                             63             -
Defined contribution pension scheme creditor                   1             1
Other creditors                                               60            54
Accruals and deferred income                                 460           473
                                                           1,170           967
------------------------------------------------------------------------------

Included within trade creditors are GBP250 million (2002: GBP226 million) of US dollar-denominated programme creditors. At least 80% (2003: 90%) of these were covered by forward rate currency contracts.

15.   Creditors: Amounts falling due after more than one year

                                                             2004         2003
                                                             GBPm         GBPm
                                                        (audited)    (audited)

Long-term borrowings
GBP600 million RCF                                              -           75
US$650 million of 8.200% Guaranteed Notes, repayable
in 2009                                                       413          413
GBP100 million of 7.750% Guaranteed Notes, repayable in
2009                                                          100          100
US$600 million of 6.875% Guaranteed Notes, repayable
in 2009                                                       367          367
US$300 million of 7.300% Guaranteed Notes, repayable
in 2006                                                       189          189
Obligations under finance leases                                7            8
                                                            1,076        1,152
------------------------------------------------------------------------------
Other
Accruals and deferred income                                   28           20
------------------------------------------------------------------------------
                                                            1,104        1,172
------------------------------------------------------------------------------

In March 2003, the Group entered into a GBP600 million RCF. This facility was used to cancel a GBP750 million RCF, which had been agreed in July 1999, and can be used for general corporate purposes. The GBP600 million facility has a maturity date of March 2008, and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate ("LIBOR"), dependent on the Group's Net debt:EBITDA leverage ratio (as defined in the loan agreement). Until June 2004, the margin was fixed at 1.125%, and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

Also in March 2003, the Group voluntarily cancelled GBP100 million of the GBP300 million March 2001 RCF. The remaining GBP200 million RCF expired without being renewed on 29 June 2004.

16.       Reconciliation of movement in shareholders' funds

Movement in shareholders' funds includes all movements in reserves.


                                                                                                 Profit  Total equity
                                                                                                    and  shareholders'
                      Share      Share    Shares to         ESOP       Merger       Special        loss         funds
                    capital    premium    be issued      reserve      reserve       reserve      account     (deficit)
                       GBPm       GBPm         GBPm         GBPm         GBPm          GBPm         GBPm         GBPm
                   (audited)  (audited)    (audited)    (audited)    (audited)     (audited)    (audited)    (audited)

At 1 July 2003 -
as previously
stated                  969      2,536            3            -          299             -       (3,912)        (105)
Prior year
adjustment                -          -            -          (35)           -             -          (12)         (47)
At 1 July 2003
as restated             969      2,536            3          (35)         299             -       (3,924)        (152)
----------------------------------------------------------------------------------------------------------------------
Issue of share
capital                   2         21           (3)           -            -             -            -           20
ESOP shares
utilised                  -          -            -           27            -             -           11           38
ESOP shares
purchased                 -          -            -          (22)           -             -            -          (22)
Profit for the
financial year            -          -            -            -            -             -          322          322
Dividends                 -          -            -            -            -             -         (116)        (116)
Share premium
reduction                       (1,120)           -            -            -            14        1,106            -
Transfer from
merger reserve            -          -            -            -          (77)            -           77            -
At 30 June
2004                    971      1,437            -          (30)         222            14       (2,524)          90
----------------------------------------------------------------------------------------------------------------------

Share premium reduction

On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit.

Share option schemes

During the period the Company issued shares with a market value of GBP26 million (2003: GBP6 million) in respect of the exercise of options awarded under various share option schemes, with GBP20 million (2003: GBP5 million) received from employees.

At 30 June 2004, the Group's ESOP held 4,747,515 Ordinary Shares in the Company at an average value of GBP6.25 per share. The 4,339,497 shares utilised during the period relate to the exercise of LTIP, KCP and Executive Share Option Scheme awards. As a result of the adoption of UITF 38, the Group's ESOP shares, which were previously held within investments, are now presented as a deduction from shareholders' funds. In addition, the brought forward profit and loss reserve at 1 July 2003 was reduced by GBP12 million. The impact of adopting UITF 38 was accordingly to reduce net assets at 1 July 2003 by GBP47 million, and to reduce profit for the year to 30 June 2003 by GBP6 million.

17.       Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash flows

                                                                            Before
                              Before                                  goodwill and
                        goodwill and    Goodwill and                   exceptional    Goodwill and          2003
                         exceptional     exceptional          2004           items     exceptional         Total
                               items           items         Total     as restated           items   as restated
                                GBPm            GBPm          GBPm            GBPm            GBPm          GBPm
                           (audited)        (audited)     (audited)       (audited)       (audited)     (audited)

Operating profit                 600            (119)         481             364            (116)           248
Depreciation                     102               -          102              98               -             98
Amortisation of
goodwill and other
intangible fixed
assets                             -             119          119               -             121            121
Loss on disposal of
fixed assets                       1               -            1               -               -              -
(Increase) decrease in
stock                             (5)              -           (5)             44               -             44
Decrease in debtors               17               -           17              88               -             88
Increase in
creditors                        170               -          170              66               -             66
Decrease in
provision                         (3)              -           (3)             (1)              -             (1)
Net cash inflow from
operating activities             882               -          882             659               5            664
-------------------------------------------------------------------------------------------------------------------



(b) Analysis of changes in net debt

                                                  At                        At
                                              1 July                   30 June
                                                2003    Cash flow         2004
                                                GBPm         GBPm         GBPm
                                           (audited)    (audited)     (audited)

Overnight deposits                                33           40           73
Other cash                                        14           49           63
                                                  47           89          136
------------------------------------------------------------------------------

Short-term deposits                                -          338          338
Commercial paper                                   -          173          173
Cash and liquid resources                         47          600          647
------------------------------------------------------------------------------

Debt due after more than one year             (1,144)          75       (1,069)
Capital element of finance leases                 (8)           1           (7)
Total debt and capital element of finance
leases                                        (1,152)          76       (1,076)
------------------------------------------------------------------------------
Total net debt                                (1,105)         676         (429)
------------------------------------------------------------------------------

(c) Reconciliation of net cash flow to movement in net debt

                                                             2004         2003
                                                             GBPm         GBPm
                                                        (audited)    (audited)

Increase (decrease) in cash                                    89           (3)
Increase (decrease) in short-term deposits                    338           (1)
Increase in commercial paper                                  173            -
Cash outflow resulting from decrease in debt and lease
financing                                                      76          427
Decrease in net debt                                          676          423
------------------------------------------------------------------------------
Net debt at beginning of year                              (1,105)      (1,528)
Net debt at end of year                                      (429)      (1,105)
------------------------------------------------------------------------------

17.     Notes to consolidated cash flow statement (continued)

(d) Major non-cash transactions

2004

Share premium reduction

On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit.

WAPTV

On 30 September 2003, the Company issued 338,755 (2003: 169,375) Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

2003

Issue of shares - deferred consideration for BiB

On 11 November 2002, the Company issued 43.2 million shares with a fair value of GBP253 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

18.     EBITDA

EBITDA (Earnings before interest, taxation, depreciation and amortisation) is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible fixed assets.

19.     Post balance sheet events

Potential legal claim

The Group anticipates issuing and serving a claim in the near future for a material amount against an information and technology solutions provider, which had provided services to the Group as part of the Group's investment in Customer Relationship Management ("CRM") software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

Capital investment programme

The Group intends to invest an additional approximately GBP450 million on capital expenditure over the four years to 30 June 2008, in order to support its long-term growth. This is in addition to ongoing core maintenance capital expenditure which is expected to remain at about GBP100 million per annum over the same period. The additional expenditure will principally relate to enhancement of Sky's Osterley campus, a new call centre and training facility, and continuation of the current CRM and Advanced Technology Centre projects.

--------------------------

This financial information does not constitute statutory accounts for the purpose of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2004 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2004, which have not yet been filed with the Registrar of Companies, but on which the auditors gave an unqualified report, and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, on 3 August 2004. The preliminary announcement was approved by the Board of Directors on 3 August 2004.

The financial information for the three months ended 30 June 2004 and 30 June 2003 is unaudited.

The financial information for the year ended 30 June 2003 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2003, with the exception of the restatement arising from the change in accounting policy described above. The statutory accounts on which the auditors gave an unqualified report and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, have been filed with the registrar of Companies.



                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 4 August 2004                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary